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                                                                         Page 21

                                  EXHIBIT 99.1



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                                                                         Page 22

                              FOR IMMEDIATE RELEASE

For: Evans Bancorp, Inc.:     Contact:  Mark DeBacker, Senior Vice President/CFO
     14-16 North Main Street  Phone:    (716) 549-1000
     Angola, New York  14006  Fax:        (716) 549-0720


      EVANS BANCORP ANNOUNCES 2002 SECOND QUARTER NET INCOME GROWTH OF 42.6
                             PERCENT OVER PRIOR YEAR


ANGOLA, N.Y.-JULY 24, 2002-Evans Bancorp, Inc. (Nasdaq: EVBN) the holding company for Evans National Bank, a commercial bank with seven branches in Western New York, and approximately $264.1 million in assets, today reported strong growth in revenue and income for the second quarter and the first six months of 2002.

Second quarter 2002 net income was $927 thousand, or $0.42 per share, an increase of 42.6 percent compared to $650 thousand or $0.30 per share for the three months ended June 30, 2001. All per share results reflect the 5 for 4 stock split distributed in June 2001.

James Tilley, President and Chief Executive Officer, said, "our solid financial results during the second quarter of 2002, are a result of the strong performance of our core banking business and our strategy of investment in diversified financial services".

The Bank's wholly-owned insurance subsidiary, M&W Agency Inc. contributed approximately $134 thousand to net income for the three months ended June 30, 2002 as compared to $99 thousand for the three months ended June 30, 2001. M&W Agency has accounted for a significant portion of the Company's increase in non-interest income and non- interest expense since its purchase in September 2000.

The Company's second quarter 2001 net income includes goodwill amortization expense of $80 thousand or $0.04 per share as recorded by the holding company related to the M&W acquisition. Due to changes in accounting rules implemented on January 1, 2002, the Company no longer normally amortizes goodwill related to the acquisition of the M&W Agency. This change has also improved the Company's effective tax rate.

The Bank's net interest margin, a measure of net interest income relative to average assets, for the quarter ended June 30, 2002 was 4.46% as compared to 4.34% for the same time period in 2001. The increase is partly attributable to strategic deposit and loan pricing decisions made by the Bank as well as the current historically low interest rate environment.

Net interest income increased $329 thousand, or 14.3%, for the quarter ended June 30, 2002 as compared to the same time period in 2001. Total net loans (loans after provision for loan losses) have increased to $147.7 million at June 30, 2002, reflecting a 3.9% or $5.5 million increase for the quarter. Commercial loans increased to $102.0 million at June 30, 2002, reflecting a 6.0% or $5.8 million increase for the quarter. The provision for loan losses increased to $105 thousand for the second quarter 2002 as compared to $95 thousand for the second quarter 2001. Total loan growth was in spite of a slight decrease in total consumer loans of 0.4% or $200 thousand for the quarter.

Total deposits increased to $218.0 million at June 30, 2002 reflecting a 1.8% or $3.9 million increase for the quarter. Core deposits (all deposits excluding time deposits greater than $100,000) increased to $187.6 million, reflecting a 3.3% or $6.1 million increase for the quarter.

Tilley noted, "our sound performance during the first six months of 2002 and our plans to expand our market service area into Amherst, New York this fall, reinforces our confidence in our ability to exceed our previously announced plan target for net income. We believe net income per share for the year ending December 31, 2002 will be within the range of $1.31 to $1.41 per share."

Year-to-date, the Company has recorded net income of approximately $1.8 million or $0.82 per share as compared to $1.3 million or $0.59 per share during the same time period in 2001. All per share results reflect the 5 for 4 stock split distributed in June 2001.



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                                                                         Page 23

Year-to-date, net interest income increased $738 thousand or 16.4% over the same time period in 2001. Year-to-date, total net loans have increased 3.7% from $142.5 million at December 31, 2001. The Bank continues to increase its commercial loan business in 2002. Year-to-date, commercial loans have increased 7.0% from $95.4 million at December 31, 2001.

Year-to-date, total consumer loans have increased 2.6% from $48.5 million at December 31, 2001. The Bank continues to sell certain residential mortgages which it originates under a certain interest rate level in a secondary market to FNMA in order to deal with the current low interest rate environment. Sales of residential mortgages to FNMA totaled $4.4 million year-to-date 2002 as compared to $2.7 million for the same time period in 2001.

Year-to-date, core deposits have increased 7.0% from $175.4 million at December 31, 2001.

Attached are Condensed Statements of Income and Balance Sheets for Evans Bancorp, Inc.

A conference call will be held with company management at 11:00 a.m. (ET) on Thursday, July 25 to discuss performance results for the second quarter 2002 at 1-888-799-0475 (request Evans Bancorp Conference Call). An audio recording will be available one hour after the call for 90 days, and may be accessed at 1-800-642-1687, passcode 4801722. The call will also be simultaneously broadcast live over the Internet at the following link; HTTP://WWW.FIRSTCALLEVENTS.COM/SERVICE/AJWZ361739433GF12.HTML and will also be archived for 90 days. There is no charge to attend either event.

Evans Bancorp, Inc. is the holding company for Evans National Bank, a commercial bank with seven branches located in Western New York, which had approximately $264.1 million in assets and approximately $218.0 million in deposits at June 30, 2002. Evans National Bank also owns M&W Agency, Inc., a retail property and casualty insurance agency with eight offices in Western New York, and ENB Associates, Inc. which provides non-deposit investment products. Evans Bancorp, Inc. common stock is listed on the Nasdaq National Market under the symbol EVBN.

This press release includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements concerning future business, revenues and earnings. There are risks, uncertainties and other factors that could cause the actual results of the Company to differ materially from the results expressed or implied by such statements. Information on factors that could affect the Company's business and results is discussed in the Company's periodic reports filed with the Securities and Exchange Commission.


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                                                                         Page 24

EVANS BANCORP, INC.
CONDENSED STATEMENTS OF INCOME
UNAUDITED
($000S) EXCEPT PER SHARE DATA

                                             QUARTER ENDED JUNE 30,  SIX MONTHS ENDED JUNE 30,
                                                2002        2001        2002      2001
                                              --------    --------    --------    --------
Net Interest Income                           $  2,628    $  2,299    $  5,245    $  4,507

Provision for loan losses                          105          95         210         170

Non-interest income                              1,297       1,172       2,650       2,313

Non-interest expense                             2,576       2,389       5,188       4,729
                                              --------    --------    --------    --------

Income before income taxes                       1,244         987       2,497       1,921

Income taxes                                       317         337         691         616
                                              --------    --------    --------    --------

Net Income                                    $    927    $    650    $  1,806    $  1,305
                                              ========    ========    ========    ========

Earnings per share *                          $   0.42    $   0.30    $   0.82    $   0.59



------
* All per share data reflects the 5 for 4 stock split distributed in June 2001.


EVANS BANCORP, INC.
CONDENSED BALANCE SHEETS
UNAUDITED
($000S)

                                               JUNE 30,  DECEMBER 31
                                                2002        2001
                                              --------    --------
Assets
   Securities                                 $ 91,387    $ 84,065
   Loans, net                                  147,703     142,469
   Other Assets                                 24,962      22,619
                                              --------    --------

Total assets                                  $264,052    $249,153
                                              ========    ========

Liabilities
   Deposits                                   $217,956    $204,260
   Other Liabilities                            17,000      17,932
                                              --------    --------

Total liabilities                              234,956     222,192
Total stockholders' equity                      29,096      26,961
                                              --------    --------

Total liabilities and stockholders' equity    $264,052    $249,153
                                              ========    ========